SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of August, 2002

E.ON Corporation
(Translation of Registrant's Name Into English)

E.ON Aktiengesellschaft
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F _

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No X

If „Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

01 02 03 04 05 06 07 08 09 10 11 12

January 1 – June 30

Interim Report II / 2002

- Internal operating profit and net income up substantially
- Acquisition of Powergen and LG&E Energy, its U.S. affiliate, completed
- Agreement reached on sale of Stinnes to Deutsche Bahn
- E.ON intends to pursue all available legal channels to execute Ruhrgas takeover

e.on

Group Performance

E.ON Group financial highlights			
First half € in millions	2002	2001[1]	+/- %
Sales	18,685	21,894	-15
EBITDA	3,760	3,201	+17
EBIT	2,510	1,801	+39
Internal operating profit	2,352	1,661	+42
Results from ordinary business activities	1,293	1,591	-19
Results from continuing operations	582	1,013	-43
Results from discontinued operations	2,640	115	-
Net income	3,413	1,126	+203
Investments	3,570	5,197	-31
Cash flow from continuing operations	2,398	663	+262
Employees (June 30/December 31)	96,346	96,515	-
Earnings per share (in €)	5.23	1.65	+217
from continuing operations	0.89	1.48	-40
from discontinued operations	4.05	0.17	-
from the application of new U.S. GAAP standards	0.29	-	-

[1]Figures adjusted for goodwill amortization and discontinued operations (see reconciliation on page 14).

Note: Commentary on goodwill amortization and discontinued operations can be found on pages 13 to 15.

Group internal operating profit climbed 42 percent in the first half of 2002 on the back of sharply higher earnings—due partially to non-recurring effects—at E.ON Energie. Viterra also posted a substantially higher internal operating profit.

Results from ordinary business activities fell 19 percent year-on-year to €1,293 million. Net book gains resulted mainly from the break-up of Rhenag and the sale of Steag shares and Sydkraft stock. The high number reported for the first quarter of this year reflected the reduction of our interest in VEBA Oel. Following its complete disposal to BP, however, VEBA Oel is now reported under "Discontinued operations." Restructuring and cost-management expenses primarily impacted our Chemicals division. Other nonoperating earnings include valuation allowances on securities held by the Company. The securities are shares in HypoVereinsbank (about 6.7 percent). The valuation allowances were made necessary by recent stock-market trends. Under U.S. GAAP, the previous and substantially higher valuation of the shares had to be calculated in the context of the VEBA-VIAG merger using then-current average stock prices. The valuation allowances result in a loss of €1.2 billion. Other nonoperating earnings also include unrealized earnings from certain financial derivatives that were marked to market on the balance-sheet date.

Income taxes on continuing operations amounted to €229 million. The Company's tax rate for the first half of 2002 was reduced to 18 percent from 26 per-

Group net income			
First half € in millions	2002	2001[1]	+/- %
Group internal operating profit	**2,352**	**1,661**	**+42**
Net book gains	+357	+206	+73
Cost-management and restructuring expenses	-102	-42	-143
Other nonoperating earnings	-1,314	-234	-462
Results from ordinary business activities	**1,293**	**1,591**	**-19**
Income taxes	-229	-412	+44
Minority interests	-482	-166	-190
Results from continuing operations	**582**	**1,013**	**-43**
Results from discontinued operations	2,640	115	-
Cumulative effect of changes in accounting principles, net	191	-2	-
Group net income	**3,413**	**1,126**	**+203**

[1]Figures adjusted for goodwill amortization and discontinued operations (see reconciliation on page 14).

cent in the year-earlier period. The decline results principally from the release of deferred taxes related to the valuation allowances on the Company's shares in HypoVereinsbank.

The increase in minority interests mainly reflects the full consolidation of Sydkraft, which was accounted for at equity in E.ON's Consolidated Financial Statements until May 1, 2001.

Results from discontinued operations in the amount of €2.6 billion include earnings contributions from VAW aluminium, Stinnes, VEBA Oel, and certain non-core businesses divested by Degussa. The major portion of this figure reflects book gains from disposals. The prior-year figure also includes MEMC's results.

At €3.4 billion, Group net income after taxes and minority interest surpassed the previous year's number by 203 percent. By contrast, earnings per share from continuing operations declined 40 percent to €0.89 compared with the first half of 2001.

Group sales declined 15 percent in the first six months of 2002, primarily owing to the disposition of certain non-core assets at our Chemicals division and the sale of Klöckner & Co. By contrast, revenues were considerably higher in our core energy business.

Group sales

First half € in millions	2002	2001	+/- %
E.ON Energie	11,949	8,774	+36
Other Activities	6,718	10,633	-37
Chemicals	5,931	10,045	-41
Real Estate	787	588	+34
Other/consolidation	18	2,487[1]	-
Group sales	**18,685**	**21,894**	**-15**

[1]Includes telecom activities and Klöckner & Co.

Group internal operating profit

First half € in millions	2002	2001	+/- %
E.ON Energie	1,787	1,103	+62
Other Activities	468	419	+12
Chemicals	329	362	-9
Real Estate	139	57	+144
Other/consolidation[1]	97	139	-30
Group internal operating profit	**2,352**	**1,661**	**+42**

[1]Includes telecom activities and, for 2001, Klöckner & Co.

E.ON Energie

E.ON Energie: production/sales volume

First half kWh in billions	2002	2001	+/- %
Power supplied	206.2	140.4	+47
Power generated	78.5	69.2	+13
Natural gas sales volume	69.6	43.9	+59
Water sales volume (million m³)	120.0	115.7	+4

E.ON Energie: financial highlights

First half € in millions	2002	2001	+/- %
Sales	11,949	8,774	+36
Thereof: electricity taxes	477	285	+67
Internal operating profit	1,787	1,103	+62
Total investments	2,555	2,944	-13
Property, plant, and equipment	652	475	+37
Financial assets	1,903	2,469	-23

E.ON Energie: first half 2002 financial highlights by business unit

First half 2002 € in millions	Sales[1]	EBITDA	Internal operating profit
In Germany	**9,706**	**2,023**	**1,686**
Electricity	7,754	1,608	1,378
Gas	1,825	373	282
Water	127	42	26
Outside Germany	**1,763**	**563**	**295**
Other/consolidation	3	-6	-194
Total	**11,472**	**2,580**	**1,787**

[1] Excludes electricity taxes.

E.ON Energie supplied 66 billion kilowatt-hours (kWh) or 47 percent more power than in the first half of 2001. The increase in power supplied primarily reflects the inclusion of Sydkraft, a Swedish utility, which has been fully consolidated since May 1, 2001. Appreciably more power was supplied to standard-rate and residential customers as well as to industrial and commercial special-rate customers. In addition, E.ON Energie sharply increased its power trading volume.

E.ON Energie met around 67 percent or 78.5 billion kWh (1H01: 62 percent or 69.2 billion kWh) of its power requirements with electricity from its own generation assets. At 38.8 billion kWh (1H01: 42.3 billion kWh), around 8 percent less power was purchased from other suppliers. The share of power procured from outside sources amounted to 33 percent versus 38 percent a year ago. These figures do not include power trading. The volume of power traded climbed 169 percent, from 34.5 billion kWh to 92.9 billion kWh. This increased total power procurements 44 percent to 210.2 billion kWh compared with 146.0 billion kWh in the first half of 2001.

In the first six months of 2002, E.ON Energie's nuclear and hard-coal-fired power stations were responsible for 73.3 percent of its proprietary generation compared with 77.5 percent in the year-earlier span. Nuclear energy's share of generation grew from 44.1 percent to 49.1 percent owing to the inclusion of Sydkraft, while hard coal's share declined from 33.4 percent to 24.2 percent. Electricity generated from lignite accounted for 7.8 percent compared with 10.1 percent in the previous year; power from hydroelectric stations, for 12.9 percent against 8.4 percent in the prior year. The share of electric energy produced from other sources rose to 6.0 percent from 4.0 percent.

The sharp increase in natural gas sales volumes resulted mainly from the inclusion of Heingas, Sydkraft's Sweden-based Sydgas subsidiary, and D-Gas, our natural gas trading company in the Netherlands. The water sales volume was up slightly year-on-year.

The improved sales figure for the first half of 2002 results principally from Sydkraft and Heingas, which have been fully consolidated since May 1 and June 1, 2001, respectively, as well as from a sharp increase in the amount of power traded. In addition, Energie-Aktiengesellschaft Mitteldeutschland (EAM) has been fully consolidated since June 1, 2002.

The substantial increase in internal operating profit stems mainly from operational improvements at E.ON Energie's activities in Germany, including cost-management measures totaling €310 million. The full consolidation of Sydkraft and Heingas added €160 million to the increase. The change from the declining-balance to the straight-line method of depreciation enhanced earnings by €160 million compared with the first half of 2001. Moreover, unsatisfactory electricity prices predominated during the year-earlier period.

The table below at left shows E.ON Energie's financial highlights by business unit. These segmented figures were first calculated for full year 2001 and were not broken down by quarter.

Other Activities

The activities divested by Degussa since the start of 2002 (chiefly Degussa Bank, Gelatin, SKW Piesteritz, and Viatris) are shown in E.ON's Statements of Income under "Discontinued operations." The figures for first half 2001 were adjusted accordingly. From E.ON's perspective, the non-core assets sold last year—dmc², Phenolchemie, and Dental—did not meet the U.S. GAAP standard in effect until year end 2001 (though they did from Degussa's perspective) and are included in the year-earlier figures as continuing operations until the date of their sale.

Degussa's non-core sales declined 91 percent to €417 million owing to the divestment of assets in 2001. By contrast, sales at Degussa's core businesses were up 1 percent to €5.5 billion on slightly higher unit sales and despite lower sales prices. The company's Construction Chemicals, Fine & Industrial Chemicals, and Specialty Polymers divisions all contributed to the advance. The increase at Fine & Industrial Chemicals primarily reflects the inclusion of Laporte, whose sales were first consolidated effective April 1, 2001. Adjusted for the disposal of non-core businesses, sales were down just 3 percent on a like-for-like basis to €6.1 billion.

Chemicals: financial highlights

First half € in millions	2002	2001	+/- %
Sales	5,931	10,045	-41
Internal operating profit	329	362	-9
Total investments	522	1,635	-68
Property, plant, and equipment	454	670	-32
Financial assets	68	965	-93

The internal operating profit posted by Degussa's core businesses climbed 10 percent. However, the elimination of earnings streams from deconsolidated companies along with weaker demand led to a substantial decline in internal operating profit at Degussa's non-core operations compared with first half 2001. Adjusted for the disposal of non-core businesses, internal operating profit increased 10 percent on a like-for-like basis to €298 million. This overall positive development was aided by lower interest expenses owing to the company's markedly reduced debt.

On the whole, our Real Estate division performed very well in the first half of 2002. Viterra's sales were up 34 percent year-on-year. Revenues at Viterra's Residential Investment business unit climbed substantially in the wake of the first-time consolidation of WohnBau Rhein-Main (WBRM) from October 1, 2001, and of Deutschbau und Frankfurter Siedlungsgesellschaft (FSG) from January 1, 2002. Residential Development and Residential Services also grew sales compared with the first six months of 2001.

Viterra's internal operating profit climbed 144 percent to €139 million. Residential Investment was a particularly solid earnings contributor. In the period under review, 3,273 housing units were sold, roughly 2,050 more than in the year-earlier span. Among other factors, the sharp increase results from the sale of 1,231 housing units in and around Siegen in west-central Germany.

Real Estate: financial highlights

First half € in millions	2002	2001	+/- %
Sales	787	588	+34
Internal operating profit	139	57	+144
Total investments	313	56	+459
Property, plant, and equipment	37	48	-23
Financial assets	276	8	-

Employees

	June 30, 2002	Dec. 31, 2001	+/- %
E.ON Energie	41,408	39,560	+5
Other Activities	54,312	54,737	-1
Chemicals	47,836	49,002	-2
Real Estate	6,476	5,735	+13
E.ON AG/other	626	2,218[1]	-72
Continuing operations	**96,346**	**96,515**	-
Discontinued operations	45,051[2]	70,440[3]	-36

[1]Includes telecom shareholdings.
[2]Stinnes and Viatris.
[3]VEBA Oel, Stinnes, VAW aluminium, and certain Degussa businesses.

At the end of June 2002, the E.ON Group's continuing operations employed approximately 96,000 people worldwide, some 31,000 of them outside Germany. These numbers are largely unchanged from year end 2001.

E.ON Energie's staff count grew by approximately 1,850 employees owing to the first-time consolidation of EAM (about 1,500 employees) and Espoon Sähkö (around 450 employees). The inclusion of Deutschbau, FSG, and WBRM also led to a staff increase at Viterra. On the whole, the number of Viterra employees rose by approximately 740.

The equity valuation of ONE, our Austrian telecom shareholding, reduced the number of Group staff by roughly 1,600 employees. Furthermore, stepped-up restructuring measures at Degussa (particularly at the company's operations in Germany) reduced staff by around 1,170 employees.

In accordance with U.S. GAAP, VEBA Oel, Stinnes, and a number of Degussa's non-core operations are reported under "Discontinued operations"; this has applied to VAW aluminium effective December 31, 2001.

Expenses for wages and salaries including social security contributions amounted to roughly €3.1 billion in the first half of 2002 at "Continuing operations".

Investments

Investments

First half € in millions	2002	%	2001	%
E.ON Energie	2,555	72	2,944	57
Other Activities	835	23	1,691	32
Chemicals	522	14	1,635	31
Real Estate	313	9	56	1
Other/consolidation	180	5	562[1]	11
Total	**3,570**	**100**	**5,197**	**100**

[1]Includes telecom shareholdings and Klöckner & Co.

In the first six months of 2002, the E.ON Group invested a total of €3.6 billion—down 31 percent year-on-year. Spending on fixed and intangible assets amounted to €1,155 million against €1,372 million in the prior-year period. Investments in financial assets totaled €2,415 million compared with €3,825 million a year ago.

Capital spending at E.ON Energie in the first half of 2002 declined 13 percent year-on-year. €652 million was invested in fixed assets (1H01: €475 million), and €1,903 million in financial assets (1H01: €2,469 million). The largest single investments were the acquisition of 34 percent of the Finnish utility Espoon Sähkö, the acquisition of another 27 percent of EAM, and the takeover of Fortum Energie, Fortum's German subsidiary.

Capital spending at our Other Activities declined 51 percent. Last year's high number reflected Degussa's takeover of Laporte, a U.K.-based fine chemicals enterprise. Viterra's first-half investments of €313 million significantly surpassed the prior-year figure of €56 million. Effective January 1, 2002, Viterra acquired an 86.3 percent interest in FSG.

Highlights

As part of its acquisition of RAG's more than 18 percent stake in Ruhrgas, E.ON initiated the divestment of Degussa. Under the arrangement, RAG would acquire a majority shareholding in Degussa in two steps. On June 24, 2002, RAG made Degussa shareholders a cash tender offer of €38 per share. In the first step, RAG intends to acquire at least 30 percent of Degussa's stock and to manage the company jointly with E.ON. By May 31, 2004, RAG will purchase from E.ON enough shares at the above price to give it a 50.1 percent interest in Degussa. Degussa's Board of Management and Supervisory Board welcome RAG's strategic plan and the cash tender offer. The specialty chemicals company would retain its current structure and become a core business of the RAG Group. The transaction is subject to the completion of E.ON's acquisition of Ruhrgas.

On July 3, 2002, E.ON reached agreements to acquire the 40 percent interest in Ruhrgas held indirectly by ExxonMobil, Shell, and Preussag. The purchase price is €4.1 billion. The completion of these transactions would make E.ON the sole owner of Ruhrgas.

On July 5, 2002, E.ON was granted the ministerial approval it had requested for the acquisition of a majority shareholding in Ruhrgas. This followed the prohibition decree issued earlier by Germany's Federal Cartel Office. The Federal Economics Ministry acknowledged that the merger will increase Ruhrgas's ability to compete internationally and that it will help safeguard Germany's supply of natural gas. The ministerial approval is linked with stringent requirements designed to promote competition in the gas sector. In addition, E.ON and Ruhrgas are required to divest several shareholdings. These include the majority stake in Gelsenwasser as well as the minority stakes in VNG (an integrated gas company operating in eastern Germany), EWE (a regional utility in northwestern Germany), Bayerngas (a gas company in Bavaria), and Stadtwerke Bremen, that city's municipal utility. The stakes in Thüga and Heingas—both of which hold strong positions in the retail segment—will not be affected by the requirements. Overall, E.ON views the Ministry's requirements as extensive and painful. However, they are acceptable because E.ON and Ruhrgas will be able to implement their integrated business model even after meeting all the Ministry's requirements. The activities of E.ON and Ruhrgas will cover the entire value chain, from production and imports to networks and retail. Moreover, growth prospects in the gas business are excellent. Natural gas is the fastest growing energy source. All forecasts suggest that worldwide gas demand will expand. The completion of the internal market in Europe will provide additional opportunities. E.ON intends to play a leading role in this market.

Competitors filed complaints against the ministerial approval in the state Superior Court *(Oberlandesgericht)* in Düsseldorf and petitioned the court to issue a temporary injunction. The court subsequently issued orders on July 12 and August 2, 2002, to temporarily suspend the Company's acquisition of a majority stake in Ruhrgas. E.ON maintains that the reasons given by the court in the summary proceeding do not justify its decision. The Company will present its arguments at the upcoming main hearing on the legality of the ministerial approval. E.ON intends to purse all legal channels to execute the acquisition of Ruhrgas.

Until the takeover is approved, the 38.5 percent interest in Ruhrgas that we acquired from Thyssen-Krupp, Vodafone, and BP can only be included at cost in our Consolidated Financial Statements. For this reason, the burden on interest earnings resulting from the payment of the purchase price is not offset by earnings from a fully consolidated or an at equity valuation. This effect is already factored into our outlook for full year 2002.

On June 12, 2002, the United States Securities and Exchange Commission approved E.ON's takeover of U.K.-based Powergen.

On July 1, 2002, E.ON completed its acquisition of Powergen and now is the sole owner of the British utility, including LG&E Energy, Powergen's U.S. affiliate. The deal is an important strategic step forward for E.ON in its drive to rank among the world's leading energy service providers. It gives the Company access to one of Europe's most important power markets and a solid platform for further growth in the Midwestern U.S. Powergen shares last traded in London and New York on June 28, 2002. The total cost to acquire all Powergen shares was approximately €8.1 billion.

With the transaction's successful completion, E.ON can now report on Powergen's results. On the whole, Powergen's businesses are performing satisfactorily. The earnings of most of Powergen's business units, particularly its regulated U.S. operations and its distribution business in Great Britain, are fully in line with our expectations. In addition, the collaboration between

E.ON Energie and Powergen is already paying off. They have helped each other identify potential cost-cutting measures that will now be swiftly implemented.

Nevertheless, the market environment of three of Powergen's business units has changed significantly since we made our takeover offer. Powergen already referred to these developments in February in its 2001 Annual Report:

- Following the introduction of a new price system in the U.K. known as the New Electricity Trading Arrangements (NETA), wholesale prices have declined to nearly the level of marginal costs. This development could not have been anticipated. Consequently, earnings at Powergen's generation business are lower and are only partially offset by higher margins in the retail segment.
- Electricity prices in LG&E Energy's unregulated operations in the U.S., which account for about one fourth of its business, are also lower owing in part to the sluggish U.S. economy. The situation is compounded by higher coal prices brought on by a series of consolidations among suppliers.
- The Powergen Group is also active in natural gas distribution in Argentina. The ongoing economic crisis in that country has led to a substantial devaluation of the peso and negative economic growth, which has put near-term pressure on earnings.

Because of these market trends, we anticipate that, after accounting for acquisition costs, the first-time consolidation of Powergen this year will have a slightly negative impact on Group internal operating profit.

Together with Powergen, we immediately initiated a number of counter measures to stabilize earnings in the three business units affected. A comprehensive package of measures was approved for Great Britain. The package is designed to reduce controllable costs by 15 to 20 percent. We are examining a number of options to reduce fuel costs in the U.S., including using our own coal reserves. In Argentina, investments have been reduced to a minimum, and the companies operating there have entered into price negotiations in order to counteract lower revenues.

E.ON is currently examining how long these earnings impairments can be expected to last and their resulting effects on the value of the respective businesses.

On May 22, 2002, the Slovakian government approved E.ON Energie's bid to acquire a 49 percent shareholding in Západoslovenská energetika, a.s. (ZSE). It also gave E.ON Energie management control of ZSE. ZSE's roughly 37 percent market share makes it Slovakia's largest energy utility. Its service territory borders those of the Czech Republic's JME and Hungary's Édász. E.ON Energie owns shareholdings in both companies, which would open the door to synergy opportunities. The transaction is subject to antitrust approval in Slovakia.

Effective May 27, 2002, E.ON Energie increased its shareholding in EAM by approximately 27 percent. The move gave E.ON Energie a roughly 73 percent majority interest in EAM. EAM posted 2001 revenues of €653 million.

On June 12, 2002, E.ON exercised its put option to sell nearly 103 million shares of Orange stock to France Télécom. The exercise price was €9.25 per share, yielding E.ON a total of approximately €950 million on the transaction. The Orange share packet was part of the purchase price for E.ON's interest in Orange Communications, which it sold to France Télécom in November 2000.

On June 30, 2002, E.ON exercised the put option to sell its remaining 49 percent interest in VEBA Oel to BP.

E.ON is moving forward systematically in its strategy to focus on its core energy business. On July 3, 2002, the Company completed negotiations with Deutsche Bahn (DB) on the sale of its 65.4 percent shareholding in Stinnes as part of a cash tender offer by DB of €32.75 per Stinnes share. Under the tender offer, E.ON would receive approximately €1.6 billion for its Stinnes interest and record a book gain of about €600 million. The transaction is expected to be completed in the fall of 2002. DB must obtain antitrust approvals and consent under Germany's Federal Budget Code.

Outlook

For full year 2002, we expect to be able to increase internal operating profit from the previous year's high figure. We will not, however, be able to maintain the first half's high rate of increase, which was due in part to the effects of first-time consolidations. Despite the valuation allowances on securities and potential impairment adjustments on goodwill stemming from the acquisition of Powergen, from today's perspective we anticipate that Group net income for 2002 will markedly exceed the prior-year figure owing to extensive divestments.

At E.ON Energie, we expect positive earnings effects from the recovery of power prices, our cost-cutting measures, merger synergies, and the inclusion of Sydkraft and Heingas as well as other acquisitions. Overall, we are forecasting substantially higher internal operating profit for full year 2002. Compared with the first half, however, the rate of increase will be considerably lower because Sydkraft and Heingas have been fully consolidated since May 1 and June 1, 2001, respectively. Moreover, prior-year earnings had been marked by the unsatisfactory situation in Germany's power market.

We expect Degussa's core businesses to continue to perform well in a tough global economic environment. For full year 2002, we anticipate that Degussa's core businesses will post a slightly higher internal operating profit compared with the prior-year figure. Overall, Degussa's internal operating profit will decline year-on-year due to its far-reaching divestment program. We expect Viterra to report an improved internal operating profit.

Interim Consolidated Financial Statements

E.ON AG and Subsidiaries Consolidated Statements of Income

First half € in millions	2Q02	2Q01[1]	1H02	1H01[1]
Sales	9,065	10,621	18,685	21,894
Petroleum and electricity tax	-237	-133	-477	-285
Sales, net of petroleum and electricity tax	8,828	10,488	18,208	21,609
Costs of goods sold and services provided	-6,645	-8,632	-13,583	-17,753
Gross profit from sales	2,183	1,856	4,625	3,856
Selling expenses	-1,150	-1,161	-2,097	-2,102
General and administrative expenses	-232	-493	-667	-972
Other operating income/expenses	-560	41	-23	34
Financial earnings, net	-861	356	-545	487
Results from ordinary business activities	-620	599	1,293	1,303
Income taxes	178	-209	-229	-412
Minority interests	-131	-15	-482	-122
Results from continuing operations	-573	375	582	769
Results from discontinued operations	774	-130	2,640	65
Cumulative effect of changes in accounting principles, net	-	-	191	-2
Net income	201	245	3,413	832
Earnings per share (in €)	0.30	0.37	5.23	1.22
from continuing operations	-0.88	0.54	0.89	1.12
from discontinued operations	1.18	-0.17	4.05	0.10
from the first-time application of new U.S. GAAP standards	-	-	0.29	-

[1]Excludes goodwill amortization; includes adjustments related to discontinued operations.

Interim Consolidated Financial Statements

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	June 30, 2002	Dec. 31, 2001
Assets		
Intangible assets	7,947	10,458
Property, plant, and equipment	31,533	34,286
Financial assets	14,320	15,297
Fixed assets	**53,800**	**60,041**
Inventories	3,582	4,997
Financial receivables and other assets	1,647	1,444
Operating receivables and other assets	19,713	20,368
Liquid funds	22,183	12,144
Non-fixed assets	**47,125**	**38,953**
Deferred taxes	**516**	**2,244**
Prepaid expenses	**336**	**373**
Total assets	**101,777**	**101,611**
Liabilities and stockholders' equity		
Stockholders' equity	**26,851**	**24,462**
Minority interests	**6,786**	**6,362**
Provisions for pensions	7,841	8,748
Other provisions	22,199	24,053
Accrued liabilities	**30,040**	**32,801**
Financial liabilities	19,609	16,089
Other liabilities	13,717	16,589
Liabilities	**33,326**	**32,678**
Deferred taxes	**3,665**	**4,492**
Deferred income	**1,149**	**816**
Total liabilities and stockholders' equity	**101,777**	**101,611**

E.ON AG and Subsidiaries Consolidated Statements of Cash Flow		
First half € in millions	2002	2001
Net income	3,413	832
Minority interests	482	122
Adjustments to reconcile net income to net cash provided by (used for) operating activities		
Income from discontinued operations	-2,640	-65
Depreciation and amortization	2,173	1,690
Changes in deferred taxes	-136	69
Changes in provisions	-219	-293
Other non-cash items	-191	-317
Gains from disposition of fixed assets	-489	-404
Changes in operating assets and liabilities	5	-971
Cash provided by (used for) continuing operations	**2,398**	**663**
Proceeds from disposition of:		
Financial assets	3,527	14,412
Intangible assets and fixed assets	297	234
Purchase of:		
Financial assets	-2,415	-3,825
Intangible assets and fixed assets	-1,155	-1,372
Changes in securities (other than trading > 3 months)	2,627	108
Cash provided by (used for) investment activities at continuing operations	**2,881**	**9,557**
Cash inflow from capital increases including payments into capital by minority shareholders	-	-7
Cash inflow from the sale (payments for the purchase) of treasury stock	12	-2,369
Payment of cash dividends to:		
Shareholders of E.ON AG	-1,100	-954
Minority interests	-194	-130
Changes in financial liabilities	7,838	-2,303
Cash provided by (used for) financing activities of continuing operations	**6,556**	**-5,763**
Net increase (decrease) in cash and cash equivalents maturing (< 3 months)	**11,835**	**4,457**
Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	-282	2
Liquid funds at beginning of period (< 3 months)	4,239	1,206
Liquid funds from discontinued operations at beginning of period (< 3 months)	-256	-430
Liquid funds from continuing operations at end of period (< 3 months)	**15,536**	**5,235**
Securities from continuing operations at end of period (other than trading > 3 months)	6,647	10,829
Other liquid funds from discontinued operations at end of period (> 3 months)	-	125
Cash and cash equivalents from discontinued operations at end of period (< 3 months)	-	445
Liquid funds as shown on the balance sheet	**22,183**	**16,634**

Interim Consolidated Financial Statements

Segment Information by Division						
First half € in millions	Energy			Chemicals		
	2002	2001[2]	2001[3]	2002	2001[2]	2001[3]
Total sales	**11,949**	**8,774**		**5,931**	**10,045**	
EBITDA	2,580	1,841		891	1,016	
EBIT	1,871	1,036		463	565	
Internal operating profit	**1,787**	**1,103**	**984**	**329**	**362**	**288**
Investments						
in fixed assets	652	475		454	670	
in financial assets	1,903	2,469		68	965	
Total investments	**2,555**	**2,944**		**522**	**1,635**	

[1]Includes telecom shareholdings and Klöckner & Co.
[2]Adjusted for goodwill amortization and discontinued operations.
[3]Reported before adjustments as in the first half of 2001.

Earnings per Share

The following table contains the derivation of earnings per share.

Earnings per share	2Q02	2Q01[1]	1H02	1H01[1]
Results from continuing operations (€ in millions)	-573	375	582	769
Results from discontinued operations (€ in millions)	774	-130	2,640	65
Results from the first-time application of new U.S. GAAP standards (€ in millions)	-	-	191	-2
Net income (€ in millions)	201	245	3,413	832
Weighted average number of outstanding shares (in thousands)	652,461	675,046	652,005	683,982
Earnings per share (in €)	**0.30**	**0.37**	**5.23**	**1.22**
from continuing operations	-0.88	0.54	0.89	1.12
from discontinued operations	1.18	-0.17	4.05	0.10
from the first-time application of new U.S. GAAP standards	-	-	0.29	-

[1]Excludes goodwill amortization, includes adjustments related to discontinued operations.

Real Estate			Other/consolidation[1]			Total		
2002	2001[2]	2001[3]	2002	2001[2]	2001[3]	2002	2001[2]	2001[3]
787	**588**		**18**	**2,487**		**18,685**	**21,894**	
309	153		-20	191		3,760	3,201	
220	96		-44	104		2,510	1,801	
139	**57**	**54**	**97**	**139**	**638**	**2,352**	**1,661**	**1,964**
37	48		12	179		1,155	1,372	
276	8		168	383		2,415	3,825	
313	**56**		**180**	**562**		**3,570**	**5,197**	

Notes

Accounting and Valuation Policies. The accounting and valuation policies used to prepare the Interim Financial Statements for the period ended June 30, 2002, correspond to those used to prepare the Consolidated Financial Statements for the year ended December 31, 2001. Changes result from the first-time application of Statement of Financial Accounting Standards ("SFAS") 141, "Business Combinations," SFAS 142, "Goodwill and other Intangible Assets," and SFAS 144, "Accounting for the Impairment or Disposal of Long-Lived Assets."

Effective January 1, 2002, E.ON adopted SFAS 142, which requires that goodwill and indefinite lived intangible assets no longer be periodically amortized, but rather be tested for impairment on at least an annual basis. Furthermore, the amortization period of acquired intangible assets with finite lives is no longer limited to 40 years. The amount of any negative goodwill must be written off and recognized by January 1, 2002.

All business combinations consummated after July 1, 2001, are accounted for in accordance with SFAS 141 and SFAS 142. Goodwill relating to acquisitions completed subsequent to July 1, 2001, is not amortized and is subject to impairment testing. Goodwill relating to acquisitions completed prior to July 1, 2001, is also no longer periodically amortized after January 1, 2002.

As part of the first-time application of SFAS 142, E.ON reassessed the lives of all its intangible assets and adjusted their lives where necessary. The Company has also completed the impairment test for intangible assets with indefinite lives and has determined that no adjustments are necessary. With regard to the two-step impairment tests for goodwill, E.ON first identified its reporting units, calculated the book values of the individual reporting units' assets and liabilities including existing goodwill and intangible assets, and determined the reporting units' market value. As of June 30, 2002, E.ON had subjected all its reporting units to the first step of the impairment test. At the measurement date (January 1, 2002), no impairment adjustments for goodwill were necessary.

For the period ended December 31, 2001, E.ON reported negative goodwill in the amount of €191 million resulting from the consolidation of the disposition

Notes

of its Aluminum segment. In accordance with SFAS 142, this amount was written down and recognized in our Consolidated Statements of Income for the first half of 2002 as an effect of the first-time application of a new U.S. GAAP standard. E.ON expects that the results of this assessment will not have a material impact on its Consolidated Financial Statements.

Effective January 1, 2002, E.ON adopted SFAS 144. The application of this standard has not had a material effect on E.ON's Consolidated Financial Statements. SFAS 144 requires that a substantial component of an entity that either has been disposed of or is classified as held for sale to be reported as a discontinued operation if certain criteria are met.

These criteria were met by the activities divested by Degussa since January 1, 2002: Degussa Bank, Gelatin, Persulfat, SKW Piesteritz, Textile Additives, and Viatris.

On November 13, 2001, we sold our silicon wafer business to Texas Pacific Group, a financial investor. In January 2002, we completed the divestment process for VAW aluminium. On June 30, 2002, E.ON exercised the put option to sell its remaining 49 percent interest in VEBA Oel to BP. In addition, on July 3, 2002, the Company completed negotiations with Deutsche Bahn (DB) on the sale of its 65.4 percent shareholding in Stinnes as part of a cash tender offer by DB.

In accordance with U.S. GAAP, these companies' results are shown separately—net of taxes and minority interests—under "Discontinued operations" in our Consolidated Statements of Income. The figures for divested operations were eliminated from our Statements of Income, the Statement of Cash Flows, and the segment reporting for the period under review as well as the year-earlier period.

As part of the ongoing internationalization of our Energy segment, effective January 1, 2002, property, plant, and equipment is amortized using the straight-line method. The transition from the declining-balance to the straight-line method enhanced earnings by €160 million compared with the first half of 2001.

Effective January 1, 2002, we disclose unrealized income and expenses resulting from the mark-to-market valuation of certain financial derivatives under "Other comprehensive income." Prior-year figures were not adjusted owing to their immateriality. These purely accounting-related valuation effects are subject to random fluctuations and are therefore not used to measure operating performance. By contrast, the full amount of realized income and expenses from financial derivatives is recognized in internal operating profit.

		Adjustments			
€ in millions	Reported in first half 2001	Discontinued operations	Goodwill amortization	Adjusted figures for first half 2001	First half 2002
Internal operating profit	1,964	-553	250	1,661	2,352
Other comprehensive income	-192	84	38	-70	-1,059
E&P taxes	263	-263	-	-	-
Results from ordinary business activities	2,035	-732	288	1,591	1,293
Net income	832	-	294	1,126	3,413
Earnings per share from net income (in €)	1.22	-	0.43	1.65	5.23
Earnings per share from continuing operations (in €)[1]	1.12	-	0.36	1.48	0.89

[1] Not yet disclosed in first half 2001.

Additional notes. Effective May 27, 2002, E.ON Energie increased its shareholding in EAM by approximately 27 percent to roughly 73 percent. Effective June 1, 2002, EAM is fully consolidated.

Changes in segment reporting affect our Distribution/Logistics and Telecommunications divisions. Klöckner & Co's prior-year figures are shown under "Other/consolidation" because now that Stinnes is reported under "Discontinued operations," the Distribution/Logistics segment no longer exists. E.ON considers its Telecommunications division to be of minor significance; it is shown in our segment reporting under "Other/consolidation." Effective January 1, 2002, ONE, our Austrian telecommunications shareholding, is accounted for at equity in E.ON's Consolidated Financial Statements, as is our interest in Bouygues Télécom.

As of June 30, 2002, the Company's net financial position—the difference between its liquid funds of €22,183 million and its financial liabilities to banks and third parties of €16,628 million—amounted to €5,555 million.

This Interim Report was prepared in compliance with German Accounting Standard No. 6 (DRS 6).

Accounting review. The Interim Report for the period January 1 to June 30, 2002, consisting of Consolidated Balance Sheets, the Consolidated Statements of Income, Consolidated Statement of Cash Flows, and additional information was reviewed by our independent accountants, PwC Deutsche Revision AG Wirtschaftsprüfungsgesellschaft, Düsseldorf.

Based on this review, PwC Deutsche Revision AG Wirtschaftsprüfungsgesellschaft is not aware of any material modifications that should be made to the Interim Report in order for it to conform with U.S. GAAP and DRS 6.

Financial Calendar

November 14, 2002	Interim Report: January - September 2002
March 5, 2003	Annual Press Conference
March 6, 2003	Annual Analysts Conference
April 30, 2003	Annual Shareholders Meeting
May 15, 2003	Interim Report: January - March 2003
August 14, 2003	Interim Report: January - June 2003

For more information about E.ON, contact:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Germany

T +49 (211) 4579-367
F +49 (211) 4579-532
info@eon.com
www.eon.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON Aktiengesellschaft

Date: August 19, 2002

By: ______________________

Dr. Erhard Schipporeit
Chief Financial Officer